April 11, 2013

Via EDGAR
202-551-3211 - David Humphrey
202-551-3312 - Juan Migone

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0402

Attn: David Humphrey
Juan Migone

Re: C.H. Robinson Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File Number: 000-23189

Dear Mr. Humphrey and Mr. Migone:

This letter is being submitted in response to the March 27, 2013 comment letter (the” Comment Letter”) received by C.H. Robinson Worldwide, Inc. (the “Company” or “we”) from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”). The Comment Letter provided comments of the SEC staff on the Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 1, 2013 (the “Annual Report”).

For ease of reference, the headings and comments contained in the Comment Letter have been set forth below followed by the Company's written response.

Form 10-K for the fiscal year ended December 31, 2012
Note 8: Acquisitions and Divestitures, page 48

1.
With respect to the October 2012 divestiture of T-Chek Systems, Inc. ("T-Chek"), we note you sold substantially all of the operations of this subsidiary, which represented a majority of the Payment Services business. As a result, we are unclear as to why the divestiture of this subsidiary was not reflected as a discontinued operation. In complete and clear detail, please specifically address your consideration of the guidance in ASC Topic 205-20-45-1 in not classifying this divestiture as a discontinued operation. If there is continuing involvement in this business, please tell us and disclose how you consider your involvement to be of a significant nature.

Response: In connection with the divestiture of T-Chek, we considered the guidance in ASC Topic 205-20-45-1 which states that both of the following conditions must be met to report a component of an entity that has been disposed or is classified as held for sale as a discontinued operation: a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. We then considered the four-step process provided in ASC 205-20-55-3 to evaluate the conditions in ASC 205-20-45-1.

In conjunction with the divestiture of T-Chek, we entered into two ten-year agreements with the purchaser, Electronic Funds Source, LLC (“EFS”). These agreements will result in EFS providing some of the same services to the Company that T-Chek had provided before the disposal. Thus, there is and will be continuing cash flows due to a continuation of activities between the Company and T-Chek.

The Company assessed whether the continuing cash flows would be significant. We compared the expected continuing cash flows to be generated from continuation of services to the Company after the disposal to the cash flows that would have been expected to be generated by T-Chek absent the disposal. We evaluated separately gross continuing cash inflows and continuing cash outflows, in accordance with ASC 205-20-55-14. Our analysis concluded that the continuing cash flows approximated 20% of the cash flows that would have been expected absent the disposal, which we concluded to be significant. We considered the example in ASC 205-20-55-69 in determining that the continuing activities are direct cash flows rather than indirect cash flows or transition services.

Since there are significant ongoing cash flows, we concluded that T-Chek should not be presented as a discontinued operation as one of the criteria for such classification under ASC 205-20-45-1 has not been met.

Since continuing cash flows were determined to be significant, the Company did not evaluate whether it had significant continuing involvement with T-Chek.

In our Form 10-Q for the third quarter ended September 30, 2012, we included the following disclosure related to the divestiture of T-Chek:

In conjunction with the asset purchase agreement, we have entered into two ten-year agreements with EFS: a money transfer services agreement and a MasterCard services agreement. These agreements for ongoing activities between us and EFS are expected to result in significant cash outflows after the sale. Consequently, the sale of T-Chek's assets and liabilities will not result in the operating results of T-Chek being accounted for as a discontinued operation. Since the sale of T-Chek's assets and liabilities will not result in accounting for T-Chek's operations as a discontinued operation, the accompanying December 31, 2011 condensed consolidated balance sheet has not been reclassified to reflect the assets and liabilities of T-Chek as assets and liabilities held for sale.

In future filings, we will provide a similar expanded disclosure included in our Form 10-Q for the third quarter ended September 30, 2012 to clarify why this disposal was not reported as a discontinued operation.

2.	In connection with the divestiture of T-Chek, please disclose in the notes the amount of revenues and pre-tax income (loss) of this disposal group in each of the financial statement periods.

Response: We acknowledge the Staff's comment and based on our conclusion that the disposal of T-Chek did not meet the criteria to be presented as a discontinued operation. We considered the guidance in ASC 205-20-50-1 and concluded that disclosure of the revenues and pre-tax income in the notes to the consolidated financial statements for the respective financial statement periods was not required. Further, we concluded that T-Chek's historical net revenues and pre-tax income, which represented approximately 3% and 4%, respectively of the consolidated financial statement results of the Company for the year ended December 31, 2011, were not material to our consolidated financial statements.

Overall, given the relative immateriality of the historical T-Chek financial information to our consolidated financial statements, we believe that we have publicly disclosed sufficient financial statement information related to the T-Chek divestiture. On Form 8-K dated October 16, 2012, we included exhibit 99.1, which disclosed T-Chek's historical amounts of net revenues and income from operations for seven quarters beginning with the quarter ended March 31, 2011 through the quarter ended September 30, 2012. In addition, as disclosed in our periodic filings, the “Payment Services” line on the Consolidated Statements of Operations and Comprehensive Income in Form 10-K represents substantially all of the revenues for T-Chek.

We confirm in future filings we will include the amount of net revenues and pre-tax income for T-Chek within the appropriate sections of Management's Discussion and Analysis of Financial Condition and Results of Operations, as appropriate, based on the impact on trends in our results of operations, in accordance with Regulation S-K 303(a)(3).

3.
Furthermore, you should consider revising your Consolidated Statements of Operations and Comprehensive Income to separately classify the highly material gain on divestiture of T-Chek. In this regard, we believe that the inclusion of the gain on divestiture within the line caption of "Investment & Other Income" may not provide an appropriate description of this item and its separate classification would eliminate the presentation of a non-GAAP financial measure (page 22) for this caption in Item 6 - Selected Financial Data.

Response: We acknowledge and understand the Staff's position on this matter and will separately disclose the gain on divestiture of T-Chek as an additional line item in our Consolidated Statements of Operations and Comprehensive Income in future filings. In addition, we will separately disclose the gain as an additional line item within the presentation of non-GAAP financial measures on page 22 of Form 10-K in future filings.

While the gain was not displayed as a separate line in our Consolidated Statements of Operation and Comprehensive Income, we believe the gain was adequately disclosed in various filings, including Note 8 “Acquisitions and Divestitures” to the financial statements included in our Form 10-K filed on March 1, 2013.

Form 8-K dated October 16, 2012

4.
We note that, on October 16, 2012, you sold substantially all of the operations of T-Chek for $302.5 million. Instruction 4(i) to Item 2.01 of Form 8-K specifies that a disposition shall be deemed to involve a significant amount of assets if the amount received for the assets upon such disposition exceeds 10% of the total assets of the registrant and its consolidated subsidiaries. Please note that the fair value of the consideration received for T-Chek appears exceed 10% of your total assets. In this regard, Item 9.01(b) of Form 8-K requires that you furnish pro forma financial information required pursuant to Article 11 of Regulation S-X within four business days of the disposition. Therefore, please consider amending your October 16, 2012 Form 8-K (filed October 17, 2012) to furnish pro forma financial statements pursuant to Article 11 of Regulation S-X for the disposition or provide us with substantive support for your conclusion that such transaction does not exceed the 10% investment test set forth in Instruction 4(i) to Item 2.01 of Form 8-K.

Response: We acknowledge and agree with the Staff's comment that pro forma financial information is required pursuant to Item 9.01(b) of Form 8-K. We will comply with this comment and promptly file an amended Form 8-K addressing the above-referenced concerns. In accordance with Article 11 of

Regulation S-X and due to the timing of T-Chek disposition on October 16, 2012, the pro forma financial information will include a condensed balance sheet as of June 30, 2012 and condensed statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011.

5.
In the event that pro forma financial statements are required for the disposition of T-Chek in an amendment to the Form 8-K dated October 16, 2012, please note that we would consider your initial Form 8-K to be materially deficient as you would be late in filing your Item 9.01 Financial Statements. As a result, please discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions regarding your eligibility to use Securities Act Forms that are predicated on the current and timely filing of your current and periodic reports.

Response: We acknowledge and understand the Staff's position and have spoken with the Office of Chief Counsel in the Division of Corporate Finance regarding our eligibility to use Securities Act Forms for future potential filings.

Form 8-K/A dated January 14, 2013

6.
Based on your disclosure in Note 3(a), you indicate that the remaining negative cash balance was offset by the sale of substantially all of the assets of T-Chek for $302.5 million, and that such sale is not reflected within the pro forma financial information. Since the financial statements presented are as of June 30, 2012, if you conclude that the disposition of T-Chek is significant, it appears that you should revise the pro forma financial information (Exhibit 99.2) in this Form 8-K/A to reflect the disposition of T-Chek as well its use of proceeds in financing the acquisition of Phoenix International Freight Services, Ltd. ("Phoenix").

Response: We confirm that the disposition of T-Chek is significant based on the guidance of Instruction 4(i) to Item 2.01 of Form 8-K. Therefore, we will comply with this comment and promptly file an amended Form 8-K/A addressing the above-referenced concerns. Within the pro forma financial information of Form 8-K/A, we will incorporate a separate column that will reflect the pro forma financial information of the T-Chek disposition and will eliminate the negative cash balance within the condensed balance sheet as of June 30, 2012.

7.
In the headnote and note 1 of the pro forma financial information for the Phoenix acquisition, we note that the allocation of the purchase price is preliminary and subject to further adjustments as additional information becomes available and as additional analysis is performed. Furthermore, note 8 in your annual December 31, 2012 financial statements includes disclosure that the "purchase accounting is considered preliminary, subject to revision, mainly with respect to certain working capital adjustments, taxes and goodwill, as final information was not available as of December 31, 2012." As Item 11-02(b)(8) of Regulation S-X requires additional pro forma information that gives effect to the range of possible results, please either provide expanded disclosure of the reasons and range of possible results in which the preliminary allocation of purchase price and its adjustment may revise or disclose management's belief that any revisions will not be material from its preliminary allocation of purchase price and its adjustments.

Response: We acknowledge the Staff's comments and considered the disclosure guidance of Item 11-02(b)(8) of Regulation S-X, and we ultimately determined that any potential revisions to the preliminary allocation of purchase price and its adjustments would not be material. At the time of filing the pro forma financial information and our Form 10-K for the year ended December 31, 2012, the purchase price allocation was preliminary as information was being gathered and we were continuing to address the cash and working capital adjustments with selling shareholders, in accordance with the purchase agreement. We expect to conclude this process and finalize our purchase accounting during 2013.

We will incorporate the following edits within the amended Form 8-K/A:

“Accordingly, the pro forma purchase price adjustments are preliminary, mainly with respect to certain working capital accounts, taxes, and goodwill, and are subject to further adjustments as additional information becomes available and as additional analysis is performed. We do not expect any revisions to the preliminary allocation of purchase price to have a material impact on the pro forma financial statements.

We will also include this disclosure in our Form 10-Q for the quarter ended March 31, 2013.

8.
We note that the amount of revenues and costs and expenses reflected in the Phoenix audited historical Consolidated Statement of Income for their fiscal year ended June 30, 2012 (Exhibit 99.2) materially differs from the amounts presented for the four quarterly periods ended June 30, 2012 in the table to note 1 (Basis of Presentation) of the pro forma statements. We also note that you disclose that certain accounting classification conformity adjustments were made. As the amounts contained in Phoenix's historical Consolidated Statement of Income Statement is materially different than the amounts presented in the pro forma statement, please clarify and revise the Form 8-K (A) provide expanded disclosure that reconciles and details the material adjustments between the amounts contained in Phoenix's historical statements to the amounts used in the pro forma financial statements.

Response: Certain reclassification adjustments were made to the Phoenix historical consolidated statement of income (Exhibit 99.1) to conform with the Company's historical financial reporting presentation, as presented in the Company's Form 10-K as of and for the year ended December 31, 2011, in the table to note 1 (Basis of Presentation) of the pro forma financial statements. The conforming adjustments consisted primarily of the following: 1) adjustment to revenues and cost of revenues in order to present customs duties collected from customers and remitted to governmental authorities on their behalf on a net basis as considered in the guidance in ASC Topic 605-45; and, 2) an adjustment to cost of revenues and selling, general and administrative expenses to reclassify all personnel expenses in a separate line item. There have been no changes with historical operating income or historical net income for any period as a result of these changes.

The following table provides further detail on the adjustments:

	Exhibit 99.1				Note 1 Table Total
	6/30/2012	Adj. 1	Adj. 2.1	Adj. 2.2	6/30/2012
Revenues	$989,791	$(177,266)	$—	$—	$812,525
Cost of revenues	858,252	(177,266)	(32,240)	—	648,746
Gross profit on revenues	131,539	—	32,240	—	163,779

Personnel expenses	—	—	32,240	53,753	85,993
Selling, general and administrative expenses	88,491	—	—	(53,753)	34,738
Income from operations	43,048	—	—	—	43,048

Adj. 1 Reclassification of custom duties
Adj. 2.1 Reclassification of personnel expenses from cost of revenues
Adj. 2.2 Breakout of personnel expenses from SG&A

In the amended Form 8-K/A, we will include the results of Phoenix as historically presented and reflect these conforming adjustments along with the other pro forma adjustments within the statements of operations and provide expanded disclosure that reconciles and details the adjustments between the amounts contained in Phoenix's historical statement to the amounts used in the pro forma financial statements in Note 3 of Exhibit 99.2.

In responding to your comments, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information proves to be useful and responsive. If you require further information or would care to discuss the foregoing responses in greater detail, please do not hesitate to have someone from your office contact me at their convenience at 952-937-7779.

Very truly yours,

C.H. Robinson Worldwide, Inc.

By: /s/ Chad Lindbloom

Chad Lindbloom
Senior Vice President and Chief Financial Officer